# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENESCO INC, CIK 0000018498
CUSIP: 371532102
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 535 MARRIOTT DRIVE, 12TH FLOOR, NASHVILLE, Tennessee (TN), 37214
Date of event which requires filing of this statement: 04/24/2026
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; CHRISTOPHER MARTIN, JUMANA CAPITAL INVESTMENTS LLC, 1717 St. James Place, Suite 335, Houston, Texas (TX), 77056, 281-915-2704; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 420,000; shared voting power 0; sole dispositive power 420,000; shared dispositive power 0; aggregate amount beneficially owned 420,000 (3.9% of the class)
- Jumana Capital Investments LLC (CIK 0002036142): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 455,000; sole dispositive power 0; shared dispositive power 455,000; aggregate amount beneficially owned 455,000 (4.2% of the class)
- Martin Christopher Ross (CIK 0002041913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 455,000; sole dispositive power 0; shared dispositive power 455,000; aggregate amount beneficially owned 455,000 (4.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: GENESCO INC

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 420,000 Shares directly owned by Mr. Radoff is approximately $11,775,211, including brokerage commissions.

The Shares purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 455,000 Shares directly owned by Jumana Capital is approximately $13,793,855, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 24, 2026, Mr. Radoff delivered a letter to the Issuer nominating Westervelt (Westy) T. Ballard, Jr., Glen W. Herrick, Kashif (Kash) Molwani and Paula J. Poskon (the "Nominees") for election to the Issuer's board of directors (the "Board") at the Issuer's 2026 annual meeting of shareholders (the "Annual Meeting").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 10,858,224 Shares outstanding as of March 13, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2026.

As of the date hereof, Mr. Radoff directly beneficially owned 420,000 Shares, constituting approximately 3.9% of the Shares outstanding.

As of the date hereof, Jumana Capital directly beneficially owned 455,000 Shares, constituting approximately 4.2% of the Shares outstanding. Mr. Martin, as the Manager of Jumana Capital, may be deemed the beneficial owner of the 455,000 Shares owned by Jumana Capital, constituting approximately 4.2% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 875,000 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 8.1% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of the initial Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 24, 2026, (a) Mr. Radoff, (b) Jumana (as defined in the initial Schedule 13D) and (c) the Nominees entered into an amended and restated group agreement (the "Amended and Restated Group Agreement") with respect to the Issuer pursuant to which, among other things, (i) that certain group agreement, dated April 15, 2026, between Mr. Radoff and Jumana was superseded in its entirety, (ii) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (iii) the parties agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of Mr. Radoff or Jumana), (iv) the parties agreed not to (a) buy, or increase any beneficial ownership over, any securities of the Issuer if, as a result of such action, the group would beneficially own more than 9.99% of the Issuer's outstanding Shares or (b) sell, or dispose of any beneficial ownership over, any securities of the Issuer prior to the Annual Meeting, without the prior written consent of Mr. Radoff and Jumana; and further, each Nominee agreed not to undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of Mr. Radoff and Jumana, and (v) Mr. Radoff and Jumana agreed to jointly pay all expenses and costs (including all legal fees) incurred in connection with the group's activities, with each such party paying 50% of the expenses. The Amended and Restated Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of the Nominees has granted Mr. Radoff a power of attorney (each, a "Power of Attorney") to execute certain SEC filings and other documents in connection with the solicitation of proxies at the Annual Meeting. A form of the Power of Attorney is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Amended and Restated Group Agreement, dated April 24, 2026.

99.2 - Form of Power of Attorney.

## Signatures
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (04/27/2026)
- Jumana Capital Investments LLC: /s/ Christopher R. Martin, Christopher R. Martin, Manager (04/27/2026)
- Martin Christopher Ross: /s/ Christopher R. Martin, Christopher R. Martin (04/27/2026)